Exhibit 99.1

Canopy Growth Outlines "Cannabis 2.0" Portfolio

SMITHS FALLS, ON, Nov. 27, 2019 /CNW/ - On November 28th, 2019, Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) will officially unveil its new portfolio of Cannabis 2.0 products, including its Distilled Cannabis™ concept, chocolates, vape cartridges and vape pens at a media launch event in Toronto, Ontario.

"With the coming of Cannabis 2.0, our goal is to provide customers with the best quality products, and I truly believe through the hard work and dedication of our team, we have delivered just that," said Mark Zekulin, CEO, Canopy Growth. "Since our first medical sale in 2014, we've been focused on innovation and quality, and now we're expanding that with the launch of our game-changing recreational beverages, chocolates, and vapes."

After months of preparation and expansion, the Company is gearing up to supply the Canadian market with a variety of innovative cannabis products. In partnership with Hummingbird Chocolate, the Company's state-of-the-art chocolate factory is now fully operational. On Friday, November 22nd, Canopy Growth received a critical operating and secure storage licence from Health Canada for its 150,000 sq. ft. beverage facility located in Smiths Falls, Ontario. The Company wishes to thank its partner, Constellation Brands, for providing expertise and support in constructing and operating the world-class facility, from building design to equipment selection to staffing requirements.

In addition to establishing scaled infrastructure, the development of protectable intellectual property has always been a priority for Canopy Growth. To date, the Company, including through its subsidiaries, holds over 130 patents and has filed more than 330 patent applications.

In support of the media event, the Company wishes to provide the following product details:

Vape Technology

Canopy Growth has designed a line of vape pen and vape cartridge products that exceed hardware safety regulations. The Company has obtained UL 8139 certification for devices launching imminently, which it considers the most thorough safety standard for vaping devices and will seek the same certification for additional vape products prior to launching them into the market.

On Thursday, November 28th, Chief Technology Officer Peter Popplewell will unveil Canopy's lineup of vape cartridges and associated rechargeable batteries to be launched into the Canadian market in January 2020, with Phase 2 of vape products consisting of a pod based vape system and a recyclable single use vape pen launching in early 2020. Using the industry standard "510" thread format, which comprises approximately 75% of vape extract sales in established markets like Colorado and California, is the Company's top launch priority.

The launch event will include a technical breakdown of various vape products showcasing the Company's commitment to consumer safety as well as MSRP for the new offerings.

Distilled Cannabis™ Beverages

Canopy Growth's scientific development team has developed a proprietary process that distills whole flower cannabis into a clear liquid, which is used as an active ingredient in a wide variety of THC and CBD infused beverages.  The Company has named the resulting product, Distilled Cannabis™. Produced in its newly licensed beverage facility, the Company's wide variety of beverages, powered by its proprietary Distilled Cannabis™, will be offered in a range of brands, flavours and sizes. Canopy Growth's beverages have been developed to provide the serving sizes and onset times that consumers experience with other beverage formats.

Tweed RTD (ready to drink), are pre-mixed with Distilled CannabisTM and offered in 355mL cans. The RTD beverages are flavoured to represent Tweed's three core cannabis strains including Penelope and Tonic containing 2 mg of THC and 1.5 mg of CBD, Bakerstreet and Ginger Ale and Houndstooth and Soda, both containing 2 mg of THC per can.

Through its partnership with Houseplant founders Seth Rogen and Evan Goldberg, Canopy Growth has developed Houseplant Grapefruit and Houseplant Lemon, both containing 2.5 mg of THC per 355mL can. These beverages can be enjoyed anytime of day for any occasion allowing for a new way to consume cannabis.

Canopy has developed a range of naturally flavoured, refreshing seltzer-like sparkling water beverages, under the new brand Quatreau, that are targeted at wellness-focused beverage enthusiasts.  The first four beverages are Quatreau Cucumber & Mint, and Quatreau Passion Fruit & Guava each containing 20 mg of CBD as well as Quatreau Ginger & Lime, and Blueberry Acai, each containing 2 mg CBD and 2 mg THC per can.

For consumers interested in a more potent option, Deep Space is a smaller ready to drink carbonated beverage, dark coloured with a bold, full flavour that comes in a 222mL can and contains 10 mg of THC per serving, the maximum level of THC permitted by Health Canada.

In addition, Canopy has established a new brand of beverage mixers, Tweed Distilled Cannabis. Packaged in 150mL bottles of Canopy Growth's proprietary clear liquid cannabis, Tweed Distilled Cannabis can be mixed with any non-alcoholic beverage or enjoyed neat or on the rocks, allowing the consumer to control serving amounts. Tweed Distilled Cannabis will be flavoured using three core Tweed strains including Penelope which will contain five 2 mg servings of THC and 1.5 mg CBD (for a total of 10 mg THC and 7.5 mg CBD) as well as Bakerstreet, and Houndstooth which will both contain five 2 mg servings of THC (for a total of 10 mg THC). Tweed's Distilled Cannabis will be available for sale in early 2020.

Award-winning chocolate

Canopy Growth's partnership with international award-winning Hummingbird Chocolate supports the production of world-class chocolate in the Company's new state-of-the-art chocolate factory. Through this partnership, Canopy Growth has successfully brought chocolate back to the former Hershey factory in Smiths Falls, Ontario, previously known as the 'Chocolate Capital of Ontario'. Led by Erica and Drew Gilmour, Hummingbird Chocolate has won over 60 international awards including the Golden Bean, awarded by the prestigious Academy of Chocolate. Leveraging Hummingbird's knowledge and expertise, Canopy Growth is producing high-quality, bean-to-bar craft chocolate infused with specific amounts of specially formulated cannabis. The cacao beans, roasted on site to achieve rich optimal flavour, are sourced directly from Peru, Dominican Republic, and Colombia.

Canopy Growth's dedication to making the finest cannabis-infused chocolate in the world is showcased across three distinct brands - Bean & Bud Craft Cannabis Company, Tweed and Tokyo Smoke. The Company will begin shipping the chocolates from its Regional Distribution Centre in Smiths Falls across the country in the coming weeks.

Bean & Bud premium 70% dark chocolate has a rich flavour and aroma, and comes in shareable chocolate medallions, made from single-origin Zorzal Cacao. Carefully crafted from beans grown in a bird sanctuary in Dominican Republic, Bean & Bud Dominican Craft Reserve contains two medallions per package with 5 mg of THC each.

Tweed milk chocolate is meticulously crafted using Canopy Growth's proprietary hybrid strain, Penelope, and contains 2.5 mg of THC and 1.8 mg of CBD in each of the four chocolate squares.

Tokyo Smoke THC-infused dark chocolate is created with simple yet quality ingredients including a sativa-dominant cannabis extract with minimal CBD content. Each five-piece chocolate bar contains 10mg of THC in total, 2 mg of THC for each segmented piece.

In the coming months, Canadian consumers will have the opportunity to experience cannabis in a variety of different flavours and formats and thanks to the groundbreaking work of Canopy Growth's innovation teams, the Company is poised to lead the industry with world-class vape pen and vape cartridge technology, crisp, clean, refreshing cannabis beverages, and premium, delicious, bean-to-bar cannabis infused chocolate.

Here's to Future Growth.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 10.5 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to future product format brands and offerings. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 25, 2019 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Houseplant Lemon and Grapefruit Cannabis-Infused Beverages (CNW Group/Canopy Growth Corporation)

Quatreau Cucumber Mint (CNW Group/Canopy Growth Corporation)

Tweed Penelope and Tonic (CNW Group/Canopy Growth Corporation)

Bean & Bud Dominican Craft Reserve Chocolate (CNW Group/Canopy Growth Corporation)

Deep Space (CNW Group/Canopy Growth Corporation)

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Tyler Burns, Vice President, Investor Relations, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 07:30e 27-NOV-19